June 7, 2005

By Facsimile and U.S. Mail

Raymond B. Ostroski
Senior Vice President, General Counsel &
Secretary
Commonwealth Telephone Enterprises, Inc.
100 CTE Drive
Dallas, Pennsylvania 18612-9774

Luciana Fato
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

	Re:	Commonwealth Telephone Enterprises, Inc.
		Registration Statement on Form S-4, Amendment No. 1 Schedule TO-I, Amendment No. 2
		Filed June 2, 2005

Dear Mr. Ostroski and Ms. Fato:

	We have the following comments on the above-referenced amendments:

Schedule TO-I
1. Revise the Schedule TO-I to incorporate the amended registration statement.
Form S-4

Material United States Federal Income Tax Considerations, page 52
2. We reissue comment 2.  You explain that counsel cannot provide an
unqualified opinion with respect to the tax consequences discussed on
pages 49 and 50 because "there is no authority directly addressing the issue." As state in our prior comment, please revise this section to explain why counsel is not able to opine on the material federal income tax consequences and describe the degree of uncertainty. For example, please briefly explain the applicable standards or guidance, such as how you determine whether there has been a "significant modification" in the notes and why counsel believes the receipt of the exchange fee should be ordinary income rather than capital gains. Provide similar disclosure on page 53
regarding constructive dividends.   In addition, revise the
"Constructive Dividends" paragraph to provide counsel`s opinion regarding the tax consequences. Remove the terms "may" and "would" from both sections.
3. Please refer to comment 3. Unless the tax treatment of the exchange could differ from security holder to security holder based on their particular circumstances, the revised disclaimers in the third and sixth paragraphs on page 53 should be further revised or removed.
Closing Comments

      As appropriate, please amend your registration statement and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Raymond B. Ostroski
Luciana Fato
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE